

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

November 5, 2014

Via E-mail
Peter Tassiopoulos
Chief Executive Officer
Sphere 3D Corporation
240 Matheson Blvd. East
Mississauga, Ontario L4Z 1X1

> **Re:** **Sphere 3D Corporation**
> **Amendment No. 3 to Joint Proxy/Registration Statement on Form F-4**
> **Filed October 31, 2014**
> **File No. 333-197569**

Dear Mr. Tassiopoulos:

We have reviewed your amended filing and we have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your filing and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Proposal One – The Merger

Background of the Merger, page 51

1.   In the first paragraph on page 59, you reference a draft PowerPoint presentation prepared by Mr. Tassiopoulos together with Cormark that was circulated to the Sphere 3D board on May 5, 2014, as well as a financial model prepared by Cormark that Mr. Tassiopoulos shared with the board at the same meeting. Please tell us whether the financial model prepared by Cormark referred to here contains substantially the same data as that included in the materials prepared by Cormark that are filed with Annex E to your Form F-4. If so, please provide disclosure to this effect. In addition, please ensure that the information called for by Item 4(b) of Form F-4 is provided with respect to the materials prepared by Cormark that were presented at the May 5th meeting, and file the PowerPoint presentation and financial model pursuant to Item 21(c) of Form F-4 or tell us how you concluded such materials are not required to be filed.

Exhibit 99.2

2. In the last paragraph of exhibit 99.2, Cormark consents to the reference to its opinion under the captions "Introduction," "Overview of the Transaction," "Financial Analysis" and "Fairness Conclusion," which are captions set forth in the materials provided by Cormark to the Sphere 3D board and filed as Annex E. In accordance with Rule 436(a), please have Cormark file a revised consent expressly consenting to the summaries of its fairness opinion and other reports provided elsewhere in the filing, including in the section entitled "Opinion of Cormark, the Financial Advisor to the Board of Directors of Sphere 3D Corporation" beginning on page 63 and any other applicable sections. In addition, please ensure that Cormark's updated consent clarifies that the firm is consenting to the references to its opinion and any other materials prepared by it in connection with the transaction that are summarized or quoted in the filing, as well as to the inclusion of the opinion and any other written materials prepared by it that are filed with the amended registration statement. In this regard, we note that the consent currently on file could be read to suggest that the consent is limited to the Form F-4 as initially filed on July 22, 2014, and not to any subsequent amendments.

You may contact Frank Knapp, Staff Accountant, at (202) 551-3805 or Patrick Gilmore, Accounting Branch Chief, at (202) 551-3406 if you have questions regarding the financial statements and related matters. Please contact Katherine Wray, Attorney-Advisor, at (202) 551-3483 or, in her absence, me at (202) 551-3735 with any other questions.

Sincerely,

/s/ Barbara C. Jacobs

Barbara C. Jacobs
Assistant Director

cc: Via E-mail
  Richard B. Raymer, Dorsey & Whitney LLP